SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 4)*

                       ACCENTIA BIOPHARMACEUTICALS, INC.
                      -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    00430L10
                                   ---------
                                 (CUSIP Number)

                               December 31, 2011
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)* S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,598,133 shares of Common Stock  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.45% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited*
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  0 shares of Common Stock *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  0 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 shares of Common Stock*
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.00%*
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,598,133 shares of Common Stock  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.45% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,598,133 shares of Common Stock *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  2,598,133 shares of Common Stock *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,598,133 shares of Common Stock *
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |_|
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           3.45% *
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------

      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,598,133 shares of Common Stock  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.45% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,598,133 shares of Common Stock *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.45% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------

      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,598,133 shares of Common Stock *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |__|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.45% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------

      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Christopher D. Johnson

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,598,133 shares of Common Stock *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |__|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.45% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Russell Smith

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,598,133 shares of Common Stock *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.45% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States and Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,598,133 shares of Common Stock *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.45% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  2,598,133 shares of Common Stock *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,598,133 shares of Common Stock *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.45% *
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10

Item 1(a).  Name of Issuer: Accentia Biopharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            324 SOUTH HYDE PARK AVE
            SUITE 350
            TAMPA, FL 33606

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)*

            This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Valens Offshore SPV I, Ltd., a Cayman Islands company, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Christopher D. Johnson, Russell Smith, Eugene Grin and David Grin. Laurus Master Fund, Ltd. (In Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (In Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. Laurus Capital Management, LLC manages PSource Structured Debt Limited, subject to certain preapproval rights of the board of directors of PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp. and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation) (subject to the oversight and preapproval rights of the Joint Official Liquidators), PSource Structured Debt Limited, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., and Valens U.S. SPV I, LLC reported in this
            Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation). Information related to each of Laurus Capital Management, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 875
            Third Avenue, 3rd Floor, New York, NY 10022

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  00430L10

Item 3.     Not Applicable

Item 4.     Ownership:

        (a) Amount Beneficially Owned: 2,598,133 shares of Common Stock *

        (b) Percent of Class: 3.45% *

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock *

            (ii) shared power to vote or to direct the vote: 2,598,133 shares of Common Stock *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock *

            (iv)  shared power to dispose or to direct the disposition of:
                  2,598,133 shares of Common Stock *

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------------
      *Based on 75,238,376 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of December 15, 2011, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011. As of December 31, 2011, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, VOFF SPV I, and Valens US, the "Investors") collectively held 2,598,133 Shares. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The court appointed Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource Structured Debt Limited ("PSource") is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. VOFF SPV I, Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, VOFF SPV I, Valens US, and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 00430L10

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    January 31, 2012
                                    ----------------
                                    Date

                                    Laurus Master Fund, Ltd. (In Liquidation)


                                       /s/ Russell Smith
                                    -----------------------------------------
                                    Russell Smith
                                    Joint  Official  Liquidator  (for  the
                                    account of Laurus Master Fund, Ltd. and with
                                    no personal liability)
                                    January 31, 2012

CUSIP No. 00430L10

APPENDIX A


A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business          875 Third Avenue, 3rd Floor
   Address:          New York, New York 10022

   Place of
   Organization:     Delaware


B. Name: PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey

   Business          c/o Laurus Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022

   Place of
   Organization:     Guernsey


C. Name:             Valens Offshore SPV I, Ltd., a Cayman Islands company

   Business          c/o Valens Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022

   Place of
   Organization:     Cayman Islands

D. Name:             Valens Offshore SPV II, Corp., a Delaware corporation

   Business          c/o Valens Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022

   Place of
   Organization:     Delaware

E. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Business          c/o Valens Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022

   Place of
   Organization:     Delaware


F. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business          875 Third Avenue, 3rd Floor
   Address           New York, New York 10022

   Place of
   Organization:     Delaware


G. Name:             David Grin

   Business          c/o Laurus Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022

   Principal         Principal of Valens Capital Management, LLC
   Occupation:       Principal of Laurus Capital Management, LLC

   Citizenship:      United States and Israel


H. Name:             Eugene Grin

   Business          c/o Laurus Capital Management, LLC
   Address:          875 Third Avenue, 3rd Floor
                     New York, New York 10022

   Principal         Principal of Valens Capital Management, LLC
   Occupation:       Principal of Laurus Capital Management, LLC

   Citizenship:      United States


I. Name:             Christopher D. Johnson

   Business          Elizabethan Square, 80 Shedden Road, George Town,
   Address:          Grand Cayman, Cayman Islands KY1-1104

   Principal         Managing Director, Chris Johnson Associates Ltd.
   Occupation:

   Citizenship:      United Kingdom and Cayman Islands


J. Name:             Russell Smith

   Business          Governors Square, 23 Lime Tree Bay Avenue, Grand Cayman,
   Address:          Cayman Islands KY1-1205

   Principal         Director, BDO CRI (Cayman) Ltd.
   Occupation:

   Citizenship:      United Kingdom

CUSIP No. 00430L10

Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Christopher D. Johnson, Russell Smith, David Grin and Eugene Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited
Laurus Capital Management, LLC,
By Laurus Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    January 31, 2012


Valens U.S. SPV I, LLC
Valens Offshore SPV I, Ltd.
Valens Offshore SPV II, Corp.
Valens Capital Management, LLC
By Valens Capital Management, LLC
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    January 31, 2012


/s/ Christopher D. Johnson
-----------------------------------------
    Christopher D. Johnson, on his individual behalf
    January 31, 2012


/s/ Russell Smith
-----------------------------------------
    Russell Smith, on his individual behalf
    January 31, 2012


/s/ David Grin
-----------------------------------------
    David Grin, individually on his own behalf
    January 31, 2012


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin, individually on his own behalf
    January 31, 2012